UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 333-136061

____________

A. (Full title of the Plan)

Dress Barn, Inc. 401(k) Profit Sharing Retirement Savings Plan

B. (Name of issuer of the securities held pursuant to the Plan) The Dress Barn, Inc. (Address of principal executive office) 30 Dunnigan Drive Suffern, NY 10901 845-369-4500

DRESS BARN INC. 401(k) PROFIT SHARING
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Assets Available for Benefits as of July 31, 2007 and 2006	2

Statement of Changes in Assets Available for Benefits for the
Year Ended July 31, 2007	3

Notes to Financial Statements as of July 31, 2007 and 2006 and for the
Year Ended July 31, 2007	4-10

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year)
As of July 31, 2007	11

Form 5500, Schedule H, Part IV, Line 4a-Delinquent Participant Contributions for the Year Ended	12
July 31, 2007

SIGNATURE	13

EXHIBIT INDEX:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	14

All other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the Plan Committee and Participants of
Dress Barn, Inc. 401(k) Profit Sharing Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of Dress Barn, Inc. 401(k) Profit Sharing Retirement Savings Plan (the “Plan”) as of July 31, 2007 and 2006, and the related statement of changes in assets available for benefits for the year ended July 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of July 31, 2007 and 2006, and the changes in assets available for benefits for the year ended July 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

New York, New York
September 9, 2008

DRESS BARN, INC. 401(k) PROFIT SHARING
RETIREMENT SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
JULY 31, 2007 AND 2006

	2007	2006

ASSETS:
Participant directed investments-at fair value:
Mutual funds	$70,362,735	$34,851,726
Common collective trust	9,570,338	–
The Dress Barn, Inc. common stock	6,566,875	8,604,378
Participant loans	3,248,697	2,976,487

Total investments	89,748,645	46,432,591

Receivables:
Due from brokers (Note 1)	–	35,783,022
Employer contributions	451,456	476,615
Participant contributions	70,974	511,765
Receivables for securities sold	–	26,226

Total receivables	522,430	36,797,628

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	90,271,075	83,230,219

Adjustment from fair value to contract value for fully benefit-responsive investment
contracts	185,358	–

ASSETS AVAILABLE FOR BENEFITS	$90,456,433	$83,230,219

See notes to financial statements.

THE DRESS BARN, INC. 401(k) PROFIT SHARING
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED JULY 31, 2007

Contributions:
Participant contributions	$5,868,220
Employer contributions	1,898,548
Participant rollovers	50,048

Total contributions	7,816,816

Investment income:
Net appreciation in fair value of investments	5,310,149
Dividend income	3,412,358
Interest	718,590

Net investment income	9,441,097

Total additions	17,257,913

DEDUCTIONS:
Benefits paid to participants	9,902,066
Administrative expenses	129,633

Total deductions	10,031,699

INCREASE IN ASSETS	7,226,214

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	83,230,219

End of year	$90,456,433

See notes to financial statements.

DRESS BARN, INC. 401(k) PROFIT SHARING
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF JULY 31, 2007 AND 2006, AND FOR THE YEAR ENDED JULY 31, 2007

1.	DESCRIPTION OF THE PLAN

The following description of the Dress Barn, Inc. 401(k) Profit Sharing Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information of the Plan provisions.

General-The Plan is a defined contribution plan covering substantially all employees of The Dress Barn, Inc. and its participating affiliates (the “Company”) who have one year of service and have attained the age of 21. In conjunction with the establishment of the Plan, Riggs Bank N.A. was appointed trustee and USI Consulting Group was named as the recordkeeper of the Plan. Riggs Bank was subsequently purchased by PNC Bank N.A. (“PNC”), which became the Plan trustee beginning May 13, 2005. Effective as of October 1, 2005, Wachovia Bank replaced PNC as trustee of the Plan. In a resolution dated June 1, 2006, the Plan Sponsor terminated Wachovia Bank as the trustee and USI Consulting Group as recordkeeper of the Plan and appointed CitiStreet as the new recordkeeper and State Street Bank as the new trustee of the Plan, all to become effective as of August 1, 2006. However, certain Plan investments in the amount of $35,783,022 were liquidated from Wachovia Bank and transferred to State Street Bank on August 1, 2006. The transaction is reflected as a receivable due from brokers as of July 31, 2006 on the statement of assets available for benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

During 2005, The Dress Barn, Inc. acquired Maurices, Inc. (“Maurices”). Effective February 1, 2005, the Maurices employees were offered the opportunity to participate in the Plan and to transfer their account balances from the plan sponsored by their former parent, ARG Corp., into this Plan.

Pursuant to the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), effective March 28, 2005, plans that provide for “cash-outs” of benefits upon termination of employment must automatically rollover a participant's account to an Individual Retirement Account (“IRA”) in the absence of a benefit election made by the participant if the value of the account is between $1,000 and $5,000. Effective as of March 28, 2005, the Plan was amended to require the automatic rollover of such accounts to an IRA.

Contributions-Each year, participants may elect to contribute up to 75% of their annual pre-tax compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Each year, the Company may make a discretionary matching contribution to the Plan based on the quarterly compensation that a participant contributes to the Plan. As of February 1, 2005, the Company's discretionary matching contribution was 5% of the participant's quarterly compensation. During the year ended July 31, 2007, the Company's matching contributions totaled $1,898,548. Additional amounts may be contributed at the discretion of the Company's Board of Directors. No such additional discretionary contributions were made for the year ended July 31, 2007. Participants may also rollover amounts representing distributions from other qualified defined benefit and defined contribution plans.

Participant Accounts-Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments-Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested in accordance with the participants' allocation. The Plan currently offers fourteen mutual funds, a common collective trust, and The Dress Barn, Inc. common stock as investment options for participants.

Vesting-Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service.

Matching Contributions

Years of Service	Percent Vested

Less than 3	0%

3 or more	100%

Discretionary Profit Sharing Contributions

Years of Service	Percent Vested

1	20%

2	40%

3	60%

4	80%

5	100%

Participant Loans- Participants may borrow from their fund accounts up to a maximum of $50,000 (reduced by the excess of the highest outstanding balance of loans over the last 12 months, over the outstanding balance of the loans on the date of the loan) or 50 percent of the present value of non-forfeitable accrued benefit of the participant, whichever is less. Loans must be at least $1,000. Generally, the term of the loan may not exceed five years. However, if the term of the loan is for the purchase of a participant’s principal residence, the Plan administrator may permit a longer term. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits-On termination of service, a participant may receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

Forfeited Accounts-At July 31, 2007 and 2006, forfeited non-vested accounts totaled $152,963 and $113,486, respectively. These accounts may be used to reduce future employer contributions, pursuant to the Plan document. There were no forfeited non-vested amounts used to reduce employer contributions for the year ended July 31, 2007.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Risks and Uncertainties-The Plan utilizes various investment instruments, including common stock, mutual funds and a common collective trust. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes, could materially affect the amounts reported in the financial statements.

Adoption of New Accounting Guidance-The financial statements reflect the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and AICPA Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statement of assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The Plan adopted the FSP during 2007. The statement of changes in assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of assets available for benefits as of July 31, 2006.

New Accounting Pronouncement-In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Plan for the fiscal year beginning August 1, 2008. Plan management does not believe that the adoption of FAS 157 will impact the Plan’s financial statements.

Investment Valuation and Income Recognition-The Plan's investments are stated at fair value. Quoted market prices are used to value investments excluding the common collective trust. Shares of mutual funds are valued at the underlying quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Dress Barn, Inc. common stock is recorded at quoted market price. The MetLife Stable Value Fund is a common collective trust (“CCT”) which is an investment fund of Metropolitan Life Insurance Company. The CCT primarily owns investment contracts that invest in conventional, synthetic and separate account investment contracts (collectively “contracts”) issued by life insurance companies, banks and other financial institutions. In addition, the CCT invests in fixed income securities issued by banks, corporations and the U.S. Government. The contracts are valued at contract value, which represents invested principal plus accrued interest thereon. In determining contract value, Metropolitan Life Insurance Company considers such factors as the benefit responsiveness of the contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by the issuer of an investment security. (Note 6). Participant loans are recorded at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are reflected as a reduction on net appreciation (depreciation) in fair value of investments.

Administrative Expenses-Certain administrative expenses are paid by the Plan or Plan sponsor as provided in the Plan document.

Payment of Benefits-Benefit payments to participants are recorded upon distribution. There were no amounts due to participants who elected to withdraw from the Plan as of July 31, 2007 and 2006.

During the year ended July 31, 2007, defaulted loans in the amount of $32,003 were written off as distributions to participants. This amount is included in benefits paid to participants on the statement of changes in assets available for benefits for the year ended July 31, 2007. During the year ended July 31, 2006, certain loans in the amount of $27,436 were distributed to participants for tax purposes in the form of deemed distributions. (Note 9).

3.	INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's assets available for benefits as of July 31, 2007 and 2006 are as follows:

	2007	2006

American Funds Bond Fund of America, 447,146 and 0 shares, respectively	$5,871,031	$–
American Funds Growth Fund of America, 177,409 and 0 shares, respectively	6,227,041	–
Columbia Acorn, 250,387 and 0 shares, respectively	7,827,106	–
American Funds EuroPacific, 155,401 and 0 shares, respectively	7,937,881	–
T. Rowe Price Retirement Income R, 560,137 and 0 shares, respectively	7,444,221	–
MetLife Stable Value Fund, 704,382 and 0 shares, respectively (1)	9,570,338	–
Goldman Sachs Mid Cap Value Fund, 158,472 and 154,865 shares, respectively	6,327,778	5,655,679
The Dress Barn, Inc. common stock, 346,358 and 398,720 shares, respectively	6,566,875	8,604,378
Eaton Vance Large Cap Value A, 886,487 and 436,857 shares, respectively	19,165,846	8,750,759
American Fund Bond Fund of America A, 0 and 384,660 shares, respectively	–	5,035,202
American Funds EuroPacific A, 0 and 136,317 shares, respectively	–	6,055,203
American Funds Growth Fund of America A, 0 and 181,679 shares, respectively	–	5,695,647

(1) The investment in the MetLife Stable Value Fund at contract value amounted to $9,755,696 as of July 31, 2007.

During the year ended July 31, 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

The Dress Barn, Inc. Common Stock	$(1,169,901)
SSgA S&P 500 Flagship Securities Lending Series Fund Class F	420,246
American Funds Bond Fund of America	6,180
Eaton Vance Large Cap Value A	1,824,977
American Funds Growth Fund of America	719,530
Goldman Sachs Mid Cap Value A	526,000
Fidelity Advisor Mid Cap T	611,303
MainStay Small Cap Opportunity Fund	(2,475)
Columbia Acorn	763,906
American Funds EuroPacific	1,084,715
T. Rowe Price Retirement Income R	457,753
T. Rowe Price Retirement 2010 R	10,148
T. Rowe Price Retirement 2020 R	28,222
T. Rowe Price Retirement 2030 R	32,386
T. Rowe Price Retirement 2040 R	(2,841)

Net appreciation in fair value of investments	$5,310,149

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Wachovia Bank, the trustee of the Plan through July 31, 2006, and by State Street Bank, the trustee of the Plan effective as of August 1, 2006. State Street Bank is the trustee as defined by the Plan as of July 31, 2007. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At July 31, 2007 and 2006, the Plan held 346,358 and 398,720 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $3,897,462 and $4,140,492, respectively. During the year ended July 31, 2007, the Plan recorded no dividend income.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

5.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted participant contributions withheld for one employee in the amount of $129 to the trustee on February 2, 2007, which was later than required by Department of Labor (“DOL”) Regulation 2510.3-102. The Company intends to file Form 5330 with the Internal Revenue Service and will pay the required excise tax on the transaction. In addition, the participant’s account will be credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

6.	INVESTMENT IN THE METLIFE STABLE VALUE FUND

The Plan includes an investment option to participants in a MetLife Stable Value Fund, a common collective trust, which simulates the performance of a guaranteed investment contract through an issuer’s guarantee of a specific interest rate and a portfolio of financial instruments that are owed by the issuer, MetLife. The group annuity contract (“GAC”) includes underlying assets which are held in a trust owned by MetLife, through the Plan’s investment in a MetLife separate group annuity contract . The contract provides that participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The investment is stated at fair value as reported by MetLife and adjusted to contract value on the statement of assets available for benefits. The GAC‘s fair value equals the fluctuating value of the separate account of the assets backing the contract. The Plan’s fair value of the investment equals the contract’s fair value times the ratio of the Plan’s guaranteed value to the GAC’s guaranteed value.

The crediting interest rate was 4.64% at July 31, 2007. The average yield was 5.19% for the year ended July 31, 2007. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk or the contract issuer or otherwise. MetLife will guarantee principal and accrued interest, based on crediting interest rates, for participant-initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. MetLife will reset the rate quarterly, by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the fund’s investments.

Participants will receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events. These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan. Certain events, such as Plan termination or a Plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value. The Plan sponsor does not believe any events that may limit the ability of the Plan to transact at contract value are probable.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

8.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Citistreet. Citistreet received an opinion letter from the Internal Revenue Service (“IRS”), dated January 15, 2004, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9.	RECONCILIATION TO FORM 5500

The following is a reconciliation of the assets available for benefits per the financial statements to Form 5500 as of July 31, 2007 and 2006 and the statement of changes in assets available for benefits for the year ended July 31, 2007 related to; 1) the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans and 2) participant loans on the statement of assets available for benefits differs from participant loans reported on Form 5500 as of July 31, 2006 as certain conditions applied which caused participant loans to be reported as deemed distributions for tax purposes. These loans were reported as Plan assets for financial statement purposes as determined by the written terms of the Plan document and related Plan policies. Benefits paid to participants pursuant to the statement of changes in assets available for Plan benefits differed from benefit payments reported on Form 5500 because these loans were deemed distributed for tax purposes for the year ended July 31, 2006.

	2007	2006
Statement of assets available for benefits:
Assets available for benefits per financial statements	$90,456,433	$83,230,219
Deemed distributions of participants loans for tax purposes		(27,436)
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(185,358)	-
Assets available for benefits per Form 5500	$90,271,075	$83,202,783

The following is a reconciliation of the Plan’s net investment income reported per the financial statements to the investment income per Form 5500 for the year ended July 31, 2007:

2007
Statement of changes in assets available for benefits:
Net investment income per the financial statements	$9,441,097
Adjustment from contract value to fair value
for fully benefit-responsive investment contracts	(185,358)
Net earnings on investments per Form 5500	$9,255,739

The following is a reconciliation of the Plan’s benefits paid to participants per the financial statements to benefit payments per Form 5500 for the year ended July 31, 2007:

2007
Statement of changes in assets available for benefits:
Total benefits paid to participants per the financial statements	$9,902,066
Reversal of prior-year deemed distributions of participant
Loans for tax purposes	(27,436)
Total benefit payments per Form 5500	$9,874,630

The following is a reconciliation of the Plan’s total additions reported per the statement of changes in assets available for benefits and the total income per Form 5500 for the year ended July 31, 2007:

2007
Statement of changes in assets available for benefits:
Total additions reported per financial statements	$17,257,913
Adjustment from contract value to fair value
for fully benefit responsive investment contracts	(185,358)

Total income per Form 5500	$17,072,555

10. SUBSEQUENT EVENT

On July 1, 2008, ING Group completed its acquisition of CitiStreet, the Plan's recordkeeper, from State Street Corporation and Citigroup, CitiStreet's former owners.  During the Plan year ending July 31, 2009, CitiStreet will change its name to ING.

* * * * * *

DRESS BARN, INC. 401(k) PROFIT SHARING	EIN # 06-0812960
RETIREMENT SAVINGS PLAN	PLAN NO: 002
FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JULY 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value

	* The Dress Barn, Inc.	Common Stock		6,566,875
	MetLife Stable Value Fund (1)	Common Collective Trust		9,570,338
	SSgA 500 Index Fund	Mutual Fund		3,535,296
	American Funds Bond Fund of America	Mutual Fund		5,871,031
	Eaton Vance Large Cap Value Fund	Mutual Fund		19,165,846
	American Funds Growth Fund of America	Mutual Fund		6,227,041
	Goldman Sachs Mid Cap Fund	Mutual Fund		6,327,778
	Fidelity Advisor Mid Cap Fund	Mutual Fund		4,319,896
	MainStay Small Cap Opportunity Fund	Mutual Fund		131,700
	Columbia Acorn Fund Class Z	Mutual Fund		7,827,106
	American Funds EuroPacific Growth Fund	Mutual Fund		7,937,881
	T. Rowe Price Retirement Income	Mutual Fund		7,444,221
	T. Rowe Price Retirement 2010	Mutual Fund		159,074
	T. Rowe Price Retirement 2020	Mutual Fund		526,372
	T. Rowe Price Retirement 2030	Mutual Fund		498,374
	T. Rowe Price Retirement 2040	Mutual Fund		391,119
	* Various participants	Participant loans (maturing August 2007-November 2035 at interest rates of 5.0% - 12.0%)		3,248,697
				$89,748,645

*Party-in-interest
 **Cost basis is not required for participant directed investments and therefore is not included.

 (1) The investment in the MetLife Stable Value Fund at contract value amounted to $9,755,696 as of July 31, 2007.

DRESS BARN 401(k) PROFIT SHARING RETIREMENT SAVINGS PLAN	Plan EIN: 06-0812960

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—	Plan Number: 002
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED JULY 31, 2007

Identity of Party	Relationship to Plan, Employer,
Involved	or Other Party-in-Interest	Description of Transactions	Amount

The Dress Barn, Inc.	Employer/Plan sponsor	Participant contributions withheld from one employee during the Plan year ended July 31, 2006 was not remitted within the time period prescribed by DOL Regulation 2510.3-102. The participant contibution was deposited on February 2, 2007. The Company intends to file Form 5330 with the Internal Revenue Service and intends to pay the required excise tax on the transaction. In addition, the participant account will be credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.	$129

DRESS BARN, INC. 401(k) PROFIT SHARING RETIREMENT SAVINGS PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dress Barn, Inc. 401(k) Profit Sharing Retirement Savings Plan
(Name of the Plan)

By:	/s/ Armand Correia

Senior Vice President, Chief Financial Officer and Member of the Plan Committee The Dress Barn, Inc.

September 9, 2008